24-10048

03019331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

METROPOLIS TECHNOLOGIES, CORP.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4
416-434-3333
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Jonathan D. Leinwand, P.A.
12955 Biscayne Blvd., Suite 328, North Miami, FL 33181
(305) 981-4524

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5045	98-0393510
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties
List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors are:

Don Daniel Lee Ferguson
2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4

(b) the issuer's officers

Don Daniel Lee Ferguson, President
2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4

(c) record owners of 5 percent or more of any class of the issuer's equity securities

Eamonn Flynn

Matador Consulting

Don Daniel Lee Ferguson

DS Consulting, Inc.

1282864 Ontario Inc.

The record holders named above are also the beneficial owners of the shares they hold of record.

(d) affiliates of the issuer

Don Daniel Lee Ferguson

DS Consulting, Inc.

(e) counsel to the issuer with respect to the proposed offering:

Jonathan D. Leinwand, P.A.
Jonathan D. Leinwand, Esq.
12955 Biscayne Blvd., Suite 328
North Miami, FL 33181

ITEM 2. Application of Rule 262

None of the above named persons is subject to the disqualification provisions of Rule 262.

ITEM 3. Affiliate Sales

None of the affiliates of the Company will be selling any shares in this offering. While, 1282864 Ontario Inc. holds more than 10% of the outstanding stock of the Company, the Company does not consider 1282864 Ontario Inc. to be an affiliate.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The securities will only be offered for resale by the Selling Shareholders named below.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities offered by this prospectus may be sold by the selling security holders or by those, to whom such shares are transferred. We are not aware of any underwriting arrangements that have been entered into by the selling security holders. The distribution of the securities by the selling security holders may be effected in one or more transactions that may take place in the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers acting as principals in the resale of these securities.

Any of the selling security holders, acting alone or in concert with one another, may be considered statutory underwriters under the securities act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling securities holders provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus.

In addition, the selling security holders and any brokers and dealers through whom sales of the securities are made may be deemed to be "underwriters" within the meaning of the securities act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

The selling security holders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, accounts or loan transactions. Upon default by such selling security holders, the pledgee in such loan transaction would have the same rights of sale as the selling security holders under this prospectus. The selling security holders also may enter into exchange traded listed option transactions which require the delivery of the securities listed under this prospectus. The selling security holders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling security holders under this prospectus.

In addition to, and without limiting, the foregoing, each of the selling security holders and any other person participating in a distribution will be affected by the applicable provisions of the exchange act, including, without limitation, regulation m, which may limit the timing of purchases and sales of any of the securities by the selling security holders or any such other person.

There can be no assurances that the selling security holders will sell any or all of the securities. In order to comply with state securities laws, if applicable, the securities will be sold in jurisdictions only through registered or licensed brokers or dealers. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations of the exchange act, as amended, any person engaged in a distribution of the securities may not simultaneously engage in market-making activities in these securities for a period of one or five business days prior to the commencement of such distribution.

All of the foregoing may affect the marketability of the securities. Pursuant to the various agreements we have with the selling securities holders, we will pay all the fees and expenses incident to the registration of the securities, other than the selling security holders' pro rata share of underwriting discounts and commissions, if any, which is to be paid by the selling security holders.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: Metropolis Technologies Corp. (f/k/a Plas-Tech, Inc. f/k/a B Squared Technologies)

(2) the title and amount of securities issued: Common Shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof: $260,000 all shares being sold at $.01 per share.

(4) the names and identities of the persons to whom the securities were issued:

Eamonn Flynn

Matador Consulting
Don Daniel Lee Ferguson
DS Consulting, Inc.
1282864 Ontario Inc.
Edward Liberman
Erica Rubin
Rouslan Mouchailov
David Bilalov
NBI Multimedia LLC
Odissei Nafanailov
Efim Ierusalinsky (formerly an officer and director of the Corporation)
Wall Street Marketing
Dimitri Zolotov

Offerings by Affiliates

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The issuance of securities by the Corporation were made pursuant to the exemption from registration provided by Section 4(1) of the Securities Act of 1933 as amended. Such shares were sold to persons with whom the Issuer had a previous relationship. The purchasers had full access to all the information concerning the Issuer's business and to the officers of the issuer.

ITEM 6. Other Present or Proposed Offerings

The issuer is not currently offering or contemplating offering securities other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

METROPOLIS TECHNOLOGIES, INC.

OFFERING OF COMMON SHARES
12,500,000 Shares Maximum (No Minimum)
(See Questions 9 and 10)

There is no commissioned selling agent.

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has not been registered for sale in any state.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 26 pages.

THE COMPANY

1. METROPOLIS TECHNOLOGIES, CORP., a Nevada corporation
2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4
(416) 434-3333
Fiscal year: January 1 through December 31.

Person to contact at Company with respect to offering:
Don Daniel Lee Ferguson

RISK FACTORS

2. In the order of importance these are the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1. We have no operating history. Therefore, there is limited information on which one can evaluate the Company.

2. We generate no revenues. There can be no assurance that we will be able to produce revenues in the future.

3. We anticipate future losses. We expect to generate losses in during the current and coming fiscal years. There can be no assurance when, if ever, we will be able to produce a profit.

4. We will require additional capital. We are not raising any capital in this offering and expect we may require additional capital to execute our business plan and maintain our business. Should we require such additional capital, this will dilute the current shareholders.

5. We may be liable for infringing the intellectual property rights of others. We may receive in the future, notice of claims of infringement of other parties' proprietary rights. Infringement or other claims could be asserted or prosecuted against us in the future and it is possible that past or future assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time consuming, resulting in costly litigation and diversion of technical and management personnel, cause delays in the development and release of new products or services, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could harm our business.

6. Our business will suffer if we fail to adapt to evolving standards and technologies. The standards and technologies that make up data acquisition and delivery will evolve and change over time. We must adapt our services to maintain compatibility in the

future to assure that we can continue to deliver high quality services in the industry. Our inability to deliver high quality services would lead to a decline in the demand for our services.

7. Third party breaches of database security could disrupt our operations and increase our capital expenditures. A party who is able to circumvent our security measures could misappropriate proprietary database information or cause interruptions in our operations. As a result we may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches, which could harm our business.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

METROPOLIS proposes to develop, maintain, and license a News Management System that operates on the Internet and provides organizations the tools to conduct news dissemination.

Revenue

Currently, Metropolis has no revenue. Metropolis' revenue model is based on both a licensing fee of its software to organizations that desire to provide news dissemination service to its constituents, and services derived from the implementation of the software.

COMPETITION

METROPOLIS proposes to provide news dissemination solutions that bridge people and knowledge, and maximizes investments in existing technology. More organizations are turning to Internet technology to respond to their organizations' needs completely, timely and consistently -- an ability which defines their true value and competitive advantage.

Some competitors are:
Businesswire.com Business Wire has earned its distinguished reputation as the leading global newswire, featuring multi-platform delivery capabilities of the Internet, satellite and wireless transmission, cable, and email to disseminate news, multimedia content and disclosure filings on behalf of companies and organizations worldwide. Businesswire.com reaches media, reporters, disclosure destinations, exchanges, analysts, brokers, investors, researchers, online services, consumers, buyers, employees, online services, and government agencies.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Marketing Strategies

Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

From company inception until just recently, the company proposes to market their News dissemination products through company sales personnel and through the direct solicitation by the company founders who have in excess of 25 years of experience in the industry. Management has determined that the future marketing plans will be coordinated by two (2) commissioned outside sales agencies.

Employees

The company currently has 2 employees and expects to have 20 within one year.

The company employs programmers and consultants. (types of employees). None of our employees are subject to a collective bargaining agreement. Our President has employment agreements with the company.

The company currently leases 1,000 square feet of office space for $2,000 per month. The company does not own or lease any other property.

Patents, copyrights, trademarks and other intellectual property

Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of
The Company's expects its news dissemination software to become highly valuable and will take the necessary precautions to copyright the software. METROPOLIS will use confidentiality agreements and covenants-not-to-compete to ensure that all affiliates to METROPOLIS are properly governed regarding the protection of its intellectual property.

METROPOLIS expects to expend significant amounts of capital for research and development upon initiation of the business plan.

Government Regulation

The company's products and services are not subject to any material governmental regulation.

Subsidiaries

The company has no subsidiaries.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
Setup Senior Operating Officers for Sales & Marketing, Finance, and Operations	Recruiters and networking	8 months
Develop Direct Sales Force	Recruiters and networking	6 months
Develop News Dissemination Product	Investment In Research and Development	12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The Probable consequences to METROPOLIS of delays in achieving the aforementioned events and milestones within the above time schedule would have a direct impact on anticipated revenue streams. The company's liquidity would be limited and delayed.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

The company recently began business operations and is operating at a loss. The loss for the period from January 1, 2003 to February 28, 2003 was $93,000 . This is equal to $(.005) per share.

Tangible Book Value: For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. $56,000 ($.002 per share)

The offering price is substantial greater than the Company's tangible book value as the Company is newly formed.

The Company sold shares in conjunction with a private placement, the acquisition of certain assets and pursuant to certain consulting agreements.

In January and February 2003 the company sold the following shares:

3.5 million shares in exchange for the assets of Basec Development.

5 million shares to Don Daniel Lee Ferguson for services rendered to the Company

5 million shares to DS Consulting for services rendered to the Company

7.5 million shares to 1282864Ontario Ltd. for $75,000 in cash consideration.

1.5 million shares to Matador Consulting for services rendered to the Company

None of the shares being registered for sale herein are being registered for sale by the Company. Thus, the sale of any of the shares will not result in any dilution. Additionally, the Company will not be receiving any proceeds from the sale of any shares sold.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

None of the shares being registered for sale herein are being registered for sale by the company. Additionally, the Company will not be receiving any proceeds from the sale of any shares sold. The company will bear the cost of the offering, which is estimated at $15,000 for legal and accounting fees.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not Applicable

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable

Cash Flow

The company anticipates having to raise additional funds after this offering to supplement its cash flow during the next 12 months. Currently the company is not in default on any of its obligations. It is expected that additional funds will come from additional sales of company's common stocks and from loans from shareholders.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding As of: 02/ 28/ 2003(date)	**Minimum**	**As Adjusted Maximum**
Debt:			
Short-term debt (average interest rate ___%)	$ 0	$_________	$_________
Long-term debt (average interest rate ___%)	$ 0	$_________	$_________

Total debt	$ 0	$	$
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
	$ N/A	$	$
	$	$	$
	$	$	$
Common stock — par or stated value	$ 22,570	$	$
Additional paid in capital	$237,430	$	$
Retained earnings (deficit)	$(67,948)	$	$
Total stockholders equity (deficit)	$192,052	$	$
Total Capitalization	$	$	$

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
N/A		$
		$

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[x] Common Stock

15. These securities have:
Yes No
[ ] [x] Cumulative voting rights
[ ] [x] Other special voting rights
[ ] [x] Preemptive rights to purchase in new issues of shares
[ ] [x] Preference as to dividends or interest
[ ] [x] Preference upon liquidation
[ ] [x] Other special rights or preferences (specify): ____________________

16. Are the securities convertible? [ ] Yes [x] No

17. The securities offered are not debt securities.

18. The securities are not preferred stock.

19. There are no restrictions on the declaration or distribution of dividends.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ ____________

PLAN OF DISTRIBUTION

The securities offered by this prospectus may be sold by the selling security holders or by those, to whom such shares are transferred. We are not aware of any underwriting arrangements that have been entered into by the selling security holders. The distribution of the securities by the selling security holders may be effected in one or more transactions that may take place in the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers acting as principals in the resale of these securities.

Any of the selling security holders, acting alone or in concert with one another, may be considered statutory underwriters under the securities act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling securities holders provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus.

In addition, the selling security holders and any brokers and dealers through whom sales of the securities are made may be deemed to be "underwriters" within the meaning of the securities act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

The selling security holders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, accounts or loan transactions. Upon default by such selling security holders, the pledgee in such loan transaction would have the same rights of sale as the selling security holders under this prospectus. The selling security holders also may enter into exchange traded listed option transactions which require the delivery of the securities listed under this prospectus. The selling security holders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling security holders under this prospectus.

In addition to, and without limiting, the foregoing, each of the selling security holders and any other person participating in a distribution will be affected by the applicable provisions of the exchange act, including, without limitation, regulation m, which may limit the timing of purchases and sales of any of the securities by the selling security holders or any such other person.

There can be no assurances that the selling security holders will sell any or all of the securities. In order to comply with state securities laws, if applicable, the securities will be sold in jurisdictions only through registered or licensed brokers or dealers. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations of the exchange act, as amended, any person engaged in a distribution of the securities may not simultaneously engage in market-making activities in these securities for a period of one or five business days prior to the commencement of such distribution.

All of the foregoing may affect the marketability of the securities. Pursuant to the various agreements we have with the selling securities holders, we will pay all the fees and expenses incident to the registration of the securities, other than the selling security holders' pro rata share of underwriting discounts and commissions, if any, which is to be paid by the selling security holders.

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

None

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

None

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the

Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. In addition to the selling agent named above, the officers and the directors of the corporation may act as finders in the sale of the securities offered. The officers and directors can be reached in care of the company at the address and phone number listed in item number 1 above.

25. The company will not impose any restrictions on the transfer of the shares and the shares will not bear a restrictive legend.

26. There will be no escrow of funds received in connection with this offering.

27. The company has not imposed any resale restriction on shares currently outstanding . However, as those shares were issued pursuant to an exemption from Registration under the Securities Act of 1933, as amended, such shares have resale restrictions imposed upon them by rules promulgated by the Securities and Exchange Commission. Such shares may be sold in limited quantities as defined in Securities Act Rule 144 after one year from their date of issuance if sufficient public information is available as required by section 15c-211 of the Securities Exchange Act of 1934 as amended. Such shares would have to be sold in a "broker's transaction", thus pre-supposing the existence of a public market for the shares. Otherwise, such shares could only be sold in private transaction pursuant to an exemption from registration and continue to carry a restrictive legend.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. The company has made no distribution of dividends or redeemed any stock.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Each officer and key employee listed below may be contacted at the address and phone number provided in item 1 above.

29. through 32 Chief Executive Officer, President, Director

As President, Mr. Ferguson is responsible for assuring the successful implementation of METROPOLIS business strategy including designing and creating the METROPOLIS Web-site, assuring the successful integration of the Metropolis's software into the METROPOLIS Web-site and assuring successful integration of all of METROPOLIS' available services on the METROPOLIS Website. Mr. Ferguson is a seasoned veteran in the software industry and in providing technical support (in particular Web-based support).

Mr. Ferguson intends to spend 100% of his time on company business.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1. Directors are elected annually.

34. Information concerning outside or other Directors (i.e. those not described above):

None

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Mr. Ferguson has a long background in technology startup companies, however, he has never worked for a news publishing organization. He has initiated several technology startup ventures in varying capacities from President, Sales and Marketing, Operations, and Chief Technology officer.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Appropriate non disclosure and confidentiality documents are in place for Mr. Ferguson, however, he has never worked for or managed a company in the same business or industry as Metropolis.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Has anyone previous worked in a development stage company?
Yes

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Mr. Ferguson has been contracted to initiate the company's formation. He will assume the role of President and CEO. In such capacity he will ensure timely delivery of the news publishing software, begin recruitment of senior management, and sales personnel.

DS Consulting has been contracted to develop the software for Metropolis for both cash and shares.

(e) The company does not maintain any key-man life insurance.

36. None of the officers or directors, the company or its subsidiaries have filed a petition for bankruptcy.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Avg. Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Don Daniel Lee Ferguson	.01	5,000,000	22.2%	N/A Mr. Ferguson is not selling any shares in this offering	22.2%
DS Consulting	.01	5,000,000	22.2%	N/A DS Consulting is not selling any shares in this offering	22.2%
1282864Ontario Inc.	.01	7,500,000	33.3%	7,500,000	0%
Matador Consulting	.01	1,500,000	6.6%	1,500,000	0%
Eamonn Flynn	.01	3,500,000	15.5%	3,500,000	0%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 5,000,000 shares (22.2 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 5,000,000 shares (22.2 % of total outstanding)

b) Assuming maximum securities sold: 5,000,000 shares (22.2% of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Yes, DS Consulting is owned by Shuly Partush who is Mr. Ferguson's wife.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

DS Consulting has been engaged to develop the news publishing software. DS Consulting is owned by Mr. Ferguson's wife. The term of the contract include paying DS Consulting for the development of the software, in exchange, DS Consulting receives both cash and shares.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Don Daniel Lee Ferguson, CEO	$________	$50,000
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:		
Others:		

Total:	$________	$50,000
Directors as a group (1 person)	$________	$50,000

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe: There is an employment agreement with Mr. Ferguson.

41. (a) There are no shares subject to issuance pursuant to stock purchase agreements, options, warrants or rights.

(b) There are no common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

(c) Future stock purchase agreements, stock options, warrants or rights are not required to be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company has an employment agreement with Mr. Ferguson, its president

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. The company is not an S corporation under the Internal Revenue Code of 1986.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the

Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Metropolis expects that the news publishing industry will require a significant technology restructuring. This restructuring is caused the newly available technologies that reduce the amount of manual labor involved in disseminating information. It is expected that Metropolis will create a software product that is applicable to this industry.

Metropolis runs the risk of missing the mark in terms of required functionality of the product.

Metropolis expects a tremendous demand from the industry and may miscalculate the amount of change the industry will undergo to implement its software, and the willingness to change.

Metropolis will be negatively affected by escalating pressure on the world community to fight terrorism by initiating wars with perceived terrorist nations. This will shift the focus of the economy away from the product offering of Metropolis to more military concerns.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form1-A. See P. 20 below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. The company has experienced losses since inception. These losses are due to the company not yet beginning any revenue producing activities and the company being in the development stage. During the next twelve months the company intends to do the following things to generate revenues:

Metropolis will initiate product development that will provide the organization with a product to sale. Subsequently, it will place a senior management team in place to initiate the process of selling and marketing the product. However, even after the company begins generating revenue it anticipates that it will incur loses until its second year of operation.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

As we are a new company we do not have sufficient historical operating results to provide any meaningful analysis.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 0 %. What is the anticipated gross margin for next year of operations? Approximately 0 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

No such sales have taken place.

PART F/S

Metropolis Technologies Corp.
(A Development Stage Company)

Balance Sheet

		28-Feb-03
CURRENT ASSETS		
	Cash	$8,898
	Equipment	$50,000
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
		$0
LONG TERM LIABILITIES		
		$0
STOCKHOLDERS EQUITY Common Stock, 100,000 shares authorized 22,570,425 issued and outstanding		
	.001 par value	22,570
	Additional Paid In Capital	237,430
	Deficit	(67,948)
		192,052

Metropolis Technologies Corp.
(A Development Stage Company)

STATEMENT OF OPERATIONS

	For the Period Ended 28-Feb-03
General and Administrative	
Professional Fees	$5,845
Consulting Fees	$56,146
Other	$5,947
Net Loss	($67,938)
Loss Per Share	($0.003)
Weighted number of shares outstanding	22,570,425

Metropolis Technologies Corp.
(A Development Stage Company)

STATEMENT OF CASH FLOWS

	For the Period Ended 28-Feb-03
Operating Activities	
Net Loss	($67,938.00)
Amortization	$0.00
Interest	$0.00
Accrued Expenses	$0.00
Net Cash Used in Operating Activities	($67,938.00)
Cash flows from financing activities:	
Proceeds from Sale of common Stock	$75,000
Net Cash provided by Financing Activities	$75,000
Net Increase in Cash	$7,062.00

Supplemental Disclosure of non-cash financing activities:
In February 2003, the company sold 7.5 million shares of its common stock in a private placement for $75,000. The company has received all the proceeds of this transaction.

Metropolis Technologies Corp.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Organization and Business Activity

Metropolis Technologies Corp. was formed in 1991 but had no business activities until recently. The company was formerly known as B Squared Technologies, Inc. and Plas-Tech, Inc. The company is focuses on developing a software product for news publishing. When completed the Company intends to sell licenses and maintenance contracts for the software.

The Company is considered to be in the development stage, and the accompanying financial statements, represent those of a development stage enterprise.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes pursuant to the provisions of FASB No. 109 "Accounting for Income Taxes", which requires, among other things, a liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company has had operating losses since inception and accordingly has not provided for income taxes. Realization of the benefits related to the net operating loss carryforward may be limited in any one year due to IRS Code Section 382, change of ownership rules.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2-RELATED PARTY TRANSACTIONS

Consulting Agreement

The company entered into a consulting agreement with DS Consulting which provided for the issuance of 5 million shares of common stock. DS Consulting is owned by a party related to the president of the Company.

NOTE 3-INCOME TAXES

At February 28, 2003, the Company had a net operating loss carryforward of approximately $67,000 that expires through 2015. In the event of a change in ownership, the utilization of the NOL carryforward will be subject to limitation under certain provisions of the Internal Revenue Code. The Company has a deferred tax asset of approximately $18,000 as a result of a net operating loss carryforward, which is offset by a valuation allowance of the same amount due to the uncertainties behind its realization.

NOTE 4-GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of operations. The Company's ultimate ability to attain profitable operations is dependent upon its main stockholders' providing additional financing to complete its development activities, and to achieve a level of sales to support its cost structure. Through February 28, 2003, the Company suffered losses totaling approximately $67,000, which raises substantial doubt about the Company's ability to continue as a going concern.

PART III
EXHIBITS

2.1	Articles of Incorporation (and amendments) and Bylaws
6.1	Agreement between the Company and Don Daniel Ferguson
6.2	Agreement between the Company and DS Consulting
8.1	Asset Purchase Agreement between the Company and Basec Development
11.1	Opinion of Jonathan D. Leinwand, P.A.

ORIGINAL

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned,
thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on March 25th, 2003.

(Issuer): Metropolis Technologies Corp.

By (Signature and Title): ____________________
Don Ferguson - Director.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature): ____________________
Anita Mallick

(Title): Director

(Selling Security Holder): Matador Consulting Corp.

(Date): March 25th, 2003.

(Signature): ____________________
Eamonn Flynn

(Selling Security Holder): Eamonn Flynn

(Date): March 25, 2003.

(Per): [signature]
1282864 Ontario Inc. in Trust
BRUCE HODGMAN
(Title): ASO

(Selling Security Holder): 1282864 Ontario Inc.

(Date): March 25, 2003.

Exhibit 2.1

RECT #116..
FILING FEE $125.00 K.R
FILED BY; MAX TANNER
2950 E. FLAMINGO #G
LAS VEGAS,NV 89121

ARTICLES OF INCORPORATION

OF

BATTERY WORLD, INC.

KNOW AL, MEN BY THESE PRESENTS:

That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a Corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify that:

ARTICLE I - NAME: The exact name of this Corporation is:

Battery World, Inc.

ARTICLE II - PRINCIPAL OFFICE AND REGISTERED AGENT:

The principal office and place of business in the State of Nevada of this Corporation shall be located at 2950 East Flamingo Road, Suite G, Clark County, Las Vegas, Nevada. The resident agent of the Corporation is Max C. Tanner, 2950 East Flamingo Road, Suite G, Las Vegas. Nevada 89121.

ARTICLE III - DURATION: The Corporation shall have perpetual existence.

ARTICLE IV - PURPOSES: The purpose, object and nature of the business for which this Corporation is organized are:

(a) To engage in any lawful activity;

(b) To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

ARTICLE V - POWERS: The powers of the Corporation shall be those powers granted by 78.060 and 78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the Corporation shall have the following specific powers:

(a) To elect or appoint officers and agents of the Corporation and to fix their compensation;

(b) To act as an agent for any individual, association, partnership, corporation or other legal entity;

(c) To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, associations, partnerships, corporations, or governments;

(d) To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus;

(e) To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes, and in time of war, to make donations in aid of war activities.

ARTICLE VI - CAPITAL STOCK:

Section 1. Authorized Shares. The total number of shares which this Corporation is authorized to issue is 25,000,000 shares of Common Stock at $.001 par value per share.

Section 2. Voting Rights of Shareholders. Each holder of the Common Stock shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation.

Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

Section 4. Preemptive Rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5. Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

ARTICLE VII - ASSESSMENT OF STOCK: The capital stock of this Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed. The holders of such stock shall not be individually responsible for the debts, contracts, or liabilities of the Corporation and shall not be liable for assessments to restore impairments in the capital of the Corporation.

ARTICLE VIII - DIRECTORS: For the management of the business, and for the conduct of the affairs of the Corporation, and for the future definition, limitation, and regulation of the powers of the Corporation and its directors and shareholders, it is further provided:

Section 1. Size of Board. The members of the governing board of the Corporation shall be styled directors. The number of directors of the Corporation, their qualifications, terms of office, manner of election, time and place of meeting, and powers and duties shall be such as are prescribed by statute and in the by-laws of the Corporation. The name and post office address of the directors constituting the first board of directors, which shall be One (1) in number are:

NAME	ADDRESS
Max C. Tanner	2950 East Flamingo Road Suite G Las Vegas, Nevada 89121

Section 2. Powers of Board. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

(a) To make, alter, amend, and repeal the By-Laws subject to the power of the shareholders to alter or repeal the By-Laws made by the Board of Directors.

(b) Subject to the applicable provisions of the ByLaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to shareholder inspection. No shareholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of Directors or of the Shareholders of the Corporation;

(c) To issue stock of the Corporation for money, property,services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the board of directors without vote or consent of the shareholders and the judgment of the board of directors as to value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

(d) To authorize and issue, without shareholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

(e) To determine whether any and, if so, what part, of the earned surplus of the Corporation shall be paid in dividends to the shareholders, and to direct and determine other use and disposition of any such earned surplus;

(f) To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(g) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations.

(h) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the By-Laws, shall have and may exercise the powers of the Board;

(i) To provide for the reasonable compensation of its own members by By-Law, and to fix the terms and conditions upon which such compensation will be paid;

(j) In addition to the powers and authority herein before, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the By-Laws of the Corporation.

Section 3. Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have nonetheless ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of N.R.S. 78.140 are met.

ARTICLE IX - LIMITATION OF LIABILITY OF OFFICERS OR DIRECTORS: The personal liability of a director or officer of the corporation to the corporation or the Shareholders for damages for breach of fiduciary duty as a director or officer shall be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

5

ARTICLE X - INDEMNIFICATION: Each director and each officer of the corporation may be indemnified by the corporation as follows:

(a) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suite or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprice against expenses including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

(d) Any indemnification under subsections (a) and (b) unless ordered by a court or advanced pursuant to subsection (e), must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i) By the stockholders;

(ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(iii) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(e) Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(f) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI - PLACE OF MEETING; CORPORATE BOOKS: Subject to the laws of the State of Nevada, the shareholders and the Directors shall have power to hold their meetings, and the Directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the By-Laws or by appropriate resolution.

ARTICLE XII - AMENDMENT OF ARTICLES: The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and shareholders are granted subject to this reservation.

ARTICLE XIII - INCORPORATOR: The name and address of the sole incorporator signing these Articles of Incorporation is as follows:

NAME	**POST OFFICE ADDRESS**
1. Max C. Tanner	2950 East Flamingo Road, Suite G Las Vegas, Nevada 89121

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 15th day of May, 1991.

Max C. Tanner

Max C. Tanner

STATE OF NEVADA)
) ss:
COUNTY OF CLARK)

SHIRLEY A. BLACKBURN
Notary Public - State of Nevada
CLARK COUNTY
My Appointment Expires June 20, 1993

On May 15, 1991, personally appeared before me, a Notary Public, Max C Tanner, who acknowledged to me that he executed

Receipt No. FY9800032037
BROOKSBANK
12/05/1997 135.00
REC'D BY KG
#75 —

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

DEC 05 1997
C4087-91
Dean Heller
DEAN HELLER, SECRETARY OF STATE

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

James E. Franklin hereby certifies that:

1. He is the President and Secretary of Battery World, Inc., a Nevada Corporation.

2. Article I., of the Articles of Incorporation of this Corporation is hereby amended to read as follows:

Article I.

The name of the corporation is ESSEX ACQUISITION CORP.

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required written Consent of Shareholders in accordance with Section 78.320(b)(2) of the Nevada Revised Statutes. The total number of outstanding shares of the Corporation is 200,000. The number of shares voting in favor of the Amendment was 150.000 representing 75.00%. The percentage of vote required was more than 50%.

The undersigned declare under the penalty of perjury that the matters set forth in the foregoing certificate are true of their own knowledge.

Executed at San Diego, California on November 26, 1997

James E. Franklin - President

James E. Franklin - Secretary

14

C 4087-91

STATE OF NEVADA

SECRETARY OF STATE

KA **FILED**

APR 26 1999

Dean Heller
Secretary of State

CERTIFICATE OF REINSTATEMENT

I, **DEAN HELLER**, the duly elected Secretary of State of the State of Nevada, do hereby certify that **ESSEX ACQUISITION CORP.**, a corporation formed under the laws of the State of **NEVADA** having paid all filing fees, licenses, penalties and costs, in accordance with the provisions of Title 7 of the Nevada Revised Statutes as amended, for the years and in the amounts as follows:

1998-1999	List of Officers - penalty	$100.00
1999-2000	List of Officers	$85.00
Reinstatement		$50.00
total		$735.00

and otherwise complied with the provisions of said section, the said corporation has been reinstated, and that by virtue of such reinstatement it is authorized to transact its business in the same manner as if the aforesaid filing fees, licenses, penalties and costs had been paid when due.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office in Carson City, Nevada, on April 26, 1999.

Dean Heller

Secretary of State

By: Kaylie Allen

Certification Clerk

FILED IN THE OFFICE OF THE SECRETARY OF STATE OF THE STATE OF NEVADA

DEC 1 8 1997
No. C4087-91
DEAN HELLER SECRETARY OF STATE

Receipt No. FY9800034614
GEORGE G. CHACHAS
12/18/1997 135.00
REC'D BY KR ($75)

CERTIFICATE FILED PURSUANT TO NRS § 78.207

James E. Franklin hereby certifies that:

1. He is the President and Secretary of ESSEX ACQUISITION CORP., a Nevada Corporation.

2. Article VI. of the Articles of Incorporation of this Corporation is amended pursuant to NRS § 78.207, to read as follows:

ARTICLE VI – CAPITAL STOCK

Section 1. Authorized Shares. The Amount of the total authorized capital stock of the corporation is 25,000,000 shares with par value of $0.001. All of the said shares shall be one class, without series or other distinction, and shall be designated as "Common Stock."

Section 2. Voting Rights of Shareholders. Each holder of the Common Stock shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation.

Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

Section 4. Preemptive rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5. Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

Upon the amendment of this Article VI., as hereinabove set forth, each share of the common Stock outstanding as of the date of filing, shall become and represent 0.0058 shares of the Common Stock.

3. The foregoing amendment of Articles of Incorporation, including the above 1 for 170 Reverse Stock split of the outstanding shares of Common Stock, has been duly approved by the Board of Directors in accordance with Section 78.207 of the Nevada Revised Statutes.

4. The current number of authorized shares before the change is 25,000,000 shares of Common Stock, $.001 Par Value.

5. The number of authorized shares after the change is 25,000,000 shares of Common Stock, $.001 Par Value.

The undersigned declare under the penalty of perjury that the matters set forth in the foregoing certificate are true of their own knowledge.

Executed at San Diego, California on December 14, 1997

James E. Franklin - President

James E. Franklin - Secretary

STATE OF CALIFORNIA }
COUNTY OF SAN DIEGO }

On December 14, 1997, before me, personally appeared JAMES E. FRANKLIN, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity, and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal

Notary Public

GEORGE G. CHACHAS
COMM. #[illegible]
Notary Public — California
SAN DIEGO COUNTY
My Comm. Expires OCT 31, 1998

17

T/A ($125)

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 16 1999
No. C 4087-91

DEAN HELLER, SECRETARY OF STATE

ARTICLES OF MERGER
OF
FOREIGN CORPORATION INTO
ESSEX ACQUISITION CORP.

Pursuant to the provisions of Nevada Revised Statutes 92A.100 to Nevada Revised Statutes 92A.240 inclusive, as amended, the undersigned domestic and foreign corporations adopt the following articles of merger for the purpose of merging them into one of such corporations:

First: The names of the undersigned corporations and the jurisdiction under whose laws each of the corporation is organized are:

Essex Acquisition Corp. — Nevada

B Squared Technologies, Inc. — Delaware

Second: The laws of the jurisdiction under which such foreign corporation is organized permits such a merger.

Third: The name of the surviving corporation is Essex Acquisition Corp. , and it is to be governed by the laws of the State of Nevada.

Fourth: A plan of merger has been adopted by each constituent corporation.

Fifth: The Agreement and Plan of Merger, attached to these Articles, was approved by a total of 3,951,925 shares out of a total of 7,066,144 shares entitled to vote (no shares voted against the merger) of the foreign corporation in the manner prescribed by the laws of the jurisdiction under which it is organized, and such vote was sufficient for approval. The plan of merger was also approved the Board of Directors of the undersigned domestic corporation has been adopted by more than 50% of the outstanding shareholders in the corporation as in the manner prescribed by the Nevada Revised Statutes, and such vote was sufficient for approval.

Sixth: Each outstanding share of B Squared Technologies, Inc. (Delaware) shall be transferable into two shares of Essex Acquisition Corp. (Nevada).

Dated: August 30, 1999.

Essex Acquisition Corp.
(Nevada)

By: ______________________
Mark Crist, President

By: ______________________
Mark Crist, Secretary

i

20

Verification

State of Nevada }
} SS
County of Clark }

On this August 30, 1999, before me, the undersigned, a Notary Public in and for said State, personally appeared Mark Crist, personally known to me ~~(or proved to me on the basis of satisfactory evidence)~~ to be the persons who subscribed their names to the Articles of Merger and acknowledged to me that they executed the same freely and voluntarily and for the use and purposes therein mentioned.

[illegible]
My Commission Exp. [illegible]

By ______________________
Notary Public in and for said
County and State

2

21

IJM. (#75.)

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 24 1999

No. C 4087-91

DEAN HELLER, SECRETARY OF STATE

AMENDED ARTICLES OF INCORPORATION OF ESSEX ACQUISITION CORP.

Pursuant to the provisions of Nevada Revised Statutes 92A.100 to Nevada Revised Statutes 92A.240 inclusive, as amended, the undersigned corporation adopts the following articles of amendment to its Articles of Incorporation:

AMENDMENT I

First: ARTICLE I. of the Articles of Incorporation as now filed is stricken in its entirety, and the following Article I substituted therefor as if it had been a part of the original Articles of Incorporation:

ARTICLE I

The complete name of the Corporation is E Squared Technologies, Inc.

Second: The date of adoption of this amendment by the shareholders of this corporation is September 23, 1999.

Third: This amendment to the Articles of Incorporation, of the Corporation, has been duly adopted in accordance with the provisions of Section 78.385 and 78.390 of the Nevada Revised Statutes. This Amendment was approved the Board of Directors of the undersigned domestic corporation and has been adopted by more than 50% of the outstanding shareholders in the corporation as in the manner prescribed by the Nevada Revised Statutes and such vote was sufficient for approval.

IN WITNESS WHEREOF of the undersigned, the Secretary of the Corporation has executed this Amendment to the Articles of Incorporation this 23rd day of September, 1999.

By: [signature]
Stan Hong, Secretary and Vice President

TOTAL P.02

28

FILED # C 5697-91

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

(After Issuance of Stock)

(100.00) PE

Filed for INVOICE

JUN 09 2000

. . . B Squared Technologies, Inc. . . . .
Name of Corporation

We the undersigned . . . . . . President . . . . and
President or Vice President

. . . . . . Secretary . . . . of . . B Squared Technologies, Inc.
Secretary or Assistant Secretary — Name of Corporation

do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the . . 30th . . .

day of . May . . . . 2000, adopted a resolution to amend the original articles as follows:

Article . . . 6 . . . . is hereby amended to read as follows:

The number of common shares is increased to one hundred million (100,000,000) shares.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 18,683,99 that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

. . . .
President or Vice President

. . . .
Secretary or Assistant Secretary

State of CALIFORNIA . . . . }
County of ORANGE . . . . } ss.

On JUNE 6, 2000 . . . . personally appeared before me, a Notary Public,
BRIAN JUE & STAN HONG . . . . who acknowledged
Names of Persons Appearing and Signing Document

that they executed the above instrument.

. . . .
Signature of Notary

(Notary Stamp or Seal)

[illegible]

[illegible] Notary Public California ORANGE COUNTY My Commission Exp. [illegible]

30

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only

FILED # C 408791

JUL 1 6 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: B Squared Technologies, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Resolved that the corporation reverse split its common stock 200 to 1 with no effect on the number of shares authorized.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 52%.*

4. Officer Signature (Required):

[signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

Nevada Secretary of State Form 78.385 PROFIT AMENDMENT1999.01
Revised on: 07/21/01

07/16/2002 02:01P RLR270 FY03-000-0410Z

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only.
FILED # C 4087-91
SEP 2 6 2002
IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached Instructions before completing

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: B SQUARED TECHNOLOGIES, INC.

2. The articles have been amended as follows (provide article numbers, if available):

THE NAME OF THE CORPORATION HAS BEEN CHANGED TO ' PLAS-TECH, INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 90% *

4. Officer Signature (Required):

[signature]

*** If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.**

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only:
FILED # C 4087-91
OCT 28 2002
IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: FLAS - TECH, INC.

2. The articles have been amended as follows (provide article numbers, if available):

SHARES ISSUED AND OUTSTANDING HAVE BEEN CONSOLIDATED ON A ONE (1) NEW SHARE FOR EVERY FIVE HUNDRED (500) OLD.

SHARES AUTHORIZED REMAIN THE SAME

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 80

4. Officer Signature (Required): [signature] 10/28/02

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only:

Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: Plas-Tech, Inc.

2. The articles have been amended as follows (provide article numbers, if available):
The name of the Corporation is Metropolis Corp.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 67%.*

4. Officer Signature (Required):
X [signature] ______________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

Exhibit 6.1

CONSULTING AGREEMENT

THIS AGREEMENT is entered into on the 20 day of January, 2003, between Metropolis Technologies Corp. (the "Corporation") and Don Ferguson, (the "Consultant").

1. RECITALS

1.1. The Corporation wishes to engage the Consultant to provide consulting services on the terms set out herein.

1.2. The Consultant wishes to accept this engagement by the Corporation.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

2. DEFINITIONS

2.1. In this Agreement,

(a) **"Agreement"** means this agreement as it may be amended from time to time.

(b) **"Confidential Information"** means all confidential or proprietary information, intellectual property (including trade secrets, business models and procedures, and customer lists) and material change and material facts relating to the business and affairs of the Corporation that have not been disseminated to the public.

3. ENGAGEMENT

3.1. The Consultant irrevocably agrees to be engaged as managerial consultant and provide such services commensurate with the position to the Corporation, or such affiliated or related entity of the Corporation as the Corporation may deem more appropriate from time to time for taxation or business reasons (and for purposes of this agreement, such affiliated or related entity or entities are included in the definition of the "Corporation");

3.2. The Consultant represents, warrants and covenants that the Consultant has the right and capacity to enter into and to perform his obligations under this agreement.

4. COMPENSATION

4.1. As compensation for the Consultant's services set out herein, the Corporation agrees to pay the Consultant a fee for services in the annual amount of ($50,000.00) Fifty thousand United States dollars, less deductions or withholdings required by law and any other deductions that are mutually agreed.

5. TERM OF AGREEMENT

5.1. This Agreement shall have a term of (1) one year. The parties may extend the term by mutual written agreement.

6. TERMINATION

6.1. This Agreement may be terminated after (30) thirty days from the date first written above by either party giving (30) Thirty days written notice of intent to terminate.

6.2. The Corporation may terminate this Agreement on 30) Thirty days written notice if the Consultant is in breach of any of its covenants or agreements set out in Article 3 herein unless the breach is corrected within the (30) Thirty day notice period.

6.3. The Consultant may terminate this Agreement on (30) Thirty days written notice if the Corporation is in breach of any of its covenants or agreements set out herein unless the breach is corrected within the (30) Thirty day notice period.

7. CONFLICTS

7.1. The Consultant is in the business of providing similar services to other companies and such services as provided to others whether their business be similar to that of the Corporation, will not be a breach of this Agreement or considered a conflict of interest on the part of the Consultant.

8. CONFIDENTIAL INFORMATION

8.1. During the term of this Agreement and at all times after the termination of this Agreement, the Consultant will keep confidential all Confidential Information and will not use, for the benefit of the Consultant or others (except in connection with the business and affairs of the Corporation in the course of providing services hereunder) any Confidential Information and will not disclose any Confidential Information to any person except in the course of providing services under this Agreement to a person who is employed by the Corporation or with the Corporation's prior consent and in accordance with applicable law. The foregoing prohibition will not apply to any Confidential Information if:

(a) The Confidential Information is available to the public or in the public domain at the time of disclosure or use.

(b) Disclosure of the information is required to be made by operation of law, in which case the Consultant will notify the Corporation immediately upon learning of that requirement; or

(c) Disclosure is made with the Corporation's prior written approval.

8.2. Consultant acknowledges that the Confidential Information may be deemed "insider trading" for purposes of Canadian provincial securities laws and United States federal and state securities laws.

8.3. Consultant agrees not to use the Confidential Information in any manner which would violate Canadian provincial, or United States federal or state securities laws, and will indemnify and hold Corporation harmless from any liability caused by the Consultant's use of Confidential Information or trading in Corporation's securities when in possession of Confidential Information.

8.4. Consultant agrees that it shall not, directly or indirectly, and shall procure that is employees, agents and independent contractors do not, directly or indirectly disclose, disseminate, or make use of the Confidential Information for its own benefit or for the benefit of any person or entity other than the Corporation except in accordance with the provisions of this Agreement, and not for any other purpose.

8.5. If the Consultant should ever breach or threaten breach of this agreement, Consultant agrees to pay the Corporation's reasonable legal fees and disbursements incurred in obtaining equitable relief to restrain and enjoin use or disclosure or dissemination of the Confidential Information by the Consultant and by any third party who obtained such Confidential Information, directly or indirectly from Consultant, and to pay adequate compensation to the Corporation for whatever damages are caused by such breach.

9. REGULATORY APPROVALS

9.1. If any of the provisions set out in this Agreement require regulatory approval, the Corporation undertakes to forthwith upon execution of this Agreement make application for such approval. The Consultant shall not be obligated to commence providing services under this agreement until such approvals are obtained. At the option of the Corporation all other provisions of this Agreement that are tied to the date of the Agreement may be extended to the date of said approvals.

10. RELATIONSHIP

10.1. Except to the extent that the Parties otherwise agree in writing, this Agreement does not constitute and shall not be construed as constituting a partnership, joint venture, or employer/employee relationship between the Parties. The Consultant shall at all times remain an independent contractor of the Corporation, and neither party shall represent itself to be a employee of the other, nor assume any obligation or enter into any contract on behalf of the other. Except as required by law or pursuant to this Agreement, neither party shall have any liability or responsibility to the other party for any withholding, collection or payment of income taxes, unemployment insurance, statutory or other taxes.

11. NOTICE

11.1. Any notice or other instrument required or permitted to be given hereunder shall be in writing and may be given by delivery in person or by prepaid registered mail, telex, telegram or telecopy:

(a) In the case of the Corporation, to: 1185 Eglinton Ave. E. Suite 901, Toronto, ON M3C 3C6.
Facsimile: 416 352-5950
and

(b) In the case of the Consultant, to: 100 Pico Cres., Thornhill, ON L4J 8P3.

provided that if any interruption in the postal service of the jurisdiction of the party giving or receiving any notice is in effect or known to be pending, any such notice or direction as aforesaid shall be given by personal delivery, telex, telegram or telecopy. Any notice or other instrument, if delivered as aforesaid, shall be deemed to have been given on the date of delivery, if given by telex, telegram or telecopy as aforesaid, shall be deemed to have been given on the next business day following the date of sending and, if mailed as aforesaid, shall be deemed to have been given on the fifth business day following the day on which it was mailed. Either party may change its address for service from time to time by notice given in accordance with the foregoing.

12. GENERAL

12.1. The Corporation may assign this Agreement. The Consultant may assign this Agreement with the prior written approval of the Corporation.

12.2. The parties agree that no party may commence or continue any proceedings in any court of law in any jurisdiction to enforce the obligations of any other party to this agreement and no party at any time shall be entitled to commence or continue any proceedings in any court of law in any jurisdiction with respect to any omission of any material fact in this agreement.

12.3. This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Consultant and his successors and permitted assigns.

12.4. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The courts of the Province of Ontario shall have non-exclusive jurisdiction over any dispute arising out of the performance or interpretation of this agreement. The parties submit to the jurisdiction of the courts of the Province of Ontario. Notwithstanding the foregoing, the parties agree that the Consultant's services as director of the Corporation shall at all times be subject to the law governing corporations in Nevada and all other applicable United States and Nevada laws.

12.5. The Consultant agrees that the breach by the Consultant of any provision of this Agreement will cause irreparable damage to the Corporation, and upon any such breach, the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving actual damages.

12.6. The division of this Agreement into sections and the insertion of headings herein are for convenience of reference only and shall not affect the interpretation hereof.

12.7. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceable without invalidating the remaining provisions of this Agreement, and any prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction. For any provision severed there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceeding, to the extent permitted by the applicable law.

12.8. This agreement constitutes the entire agreement between the parties pertaining to the subject matter. There are no warranties, representations or agreements between the parties in connection with the subject matter except as are specifically set out or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by either party or its directors, officers, employees or agents to the other party, or its directors, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there is to be no liability, whether in tort or in contract, assessed in relation to any such representation, opinion, advice or assertion of fact, except to the extent aforesaid.

12.9. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound. The failure of either party at any time to require performance by the other party of any provisions of this Agreement will in no way affect the right of that party to require performance of any provisions. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any breach of any provision of this Agreement be construed as a waiver of any continuing or succeeding breach of such provision unless otherwise expressly provided.

12.10. This Agreement constitutes the entire understanding of the parties relating to the subject matter hereof and replaces all previous agreements, written or oral, between the parties relating to the subject matter hereof.

12.11. All amounts in this Agreement are stated and will be paid in United States currency.

12.12. This Agreement may be executed in any number of counterparts, including facsimile signatures, which shall be deemed as original signatures. All executed counterparts shall constitute one Agreement, notwithstanding that all signatories are not signatories to the original or the same counterpart.

12.13. No presumption shall operate in favour of or against any Party hereto as a result of any responsibility that such Party may have had for drafting this Agreement or any portion thereof.

12.14. Each of the parties hereto acknowledges that it has read and understood the terms of this agreement. Each of the parties acknowledges that such party has been advised to seek independent legal advice with respect to the terms and conditions and effect of this agreement and has received same, or has decided not to seek independent legal advice and to rely on his/her/its own judgment. Each of the parties shall pay all of their own expenses (including solicitors' and accountants' fees) in connection with the negotiation, drafting, and performance of their respective obligations hereunder and the consummation of the transactions contemplated hereby (whether consummated or not).

IN WITNESS WHEREOF *the parties hereto have executed this Agreement under their respective* corporate seals and by the hands of their proper officers ~~duly authorized~~.

Don Ferguson

Metropolis Technologies Corp.

Don Ferguson - President

Exhibit 6.2

CONSULTING AGREEMENT

THIS AGREEMENT is entered into on the 20 day of January, 2003, between Metropolis Technologies Corp. (the "Corporation") and DS Consulting (the "Consultant").

1. RECITALS

1.1. The Corporation wishes to engage the Consultant to provide consulting services on the terms set out herein.

1.2. The Consultant wishes to accept this engagement by the Corporation.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

2. DEFINITIONS

2.1. In this Agreement,

(a) **"Agreement"** means this agreement as it may be amended from time to time.

(b) **"Confidential Information"** means all confidential or proprietary information, intellectual property (including trade secrets, business models and procedures, and customer lists) and material change and material facts relating to the business and affairs of the Corporation that have not been disseminated to the public.

3. ENGAGEMENT

3.1. The Consultant irrevocably agrees to be engaged as Software Developer of News Dissemination Software and provide such services commensurate with the position to the Corporation, or such affiliated or related entity of the Corporation as the Corporation may deem more appropriate from time to time for taxation or business reasons (and for purposes of this agreement, such affiliated or related entity or entities are included in the definition of the "Corporation");

3.2. The Consultant represents, warrants and covenants that the Consultant has the right and capacity to enter into and to perform his obligations under this agreement.

4. COMPENSATION

4.1. As compensation for the Consultant's services set out herein, the Corporation agrees to pay the Consultant a fee for services in the annual amount of ($50,000.00) Fifty thousand United States dollars, less deductions or withholdings required by law and any other deductions that are mutually agreed.

5. TERM OF AGREEMENT

5.1. This Agreement shall have a term of (1) one year. The parties may extend the term by mutual written agreement.

6. TERMINATION

6.1. This Agreement may be terminated after (30) thirty days from the date first written above by either party giving (30) Thirty days written notice of intent to terminate.

6.2. The Corporation may terminate this Agreement on 30) Thirty days written notice if the Consultant is in breach of any of its covenants or agreements set out in Article 3 herein unless the breach is corrected within the (30) Thirty day notice period.

6.3. The Consultant may terminate this Agreement on (30) Thirty days written notice if the Corporation is in breach of any of its covenants or agreements set out herein unless the breach is corrected within the (30) Thirty day notice period.

7. CONFLICTS

7.1. The Consultant is in the business of providing similar services to other companies and such services as provided to others whether their business be similar to that of the Corporation, will not be a breach of this Agreement or considered a conflict of interest on the part of the Consultant.

8. CONFIDENTIAL INFORMATION

8.1. During the term of this Agreement and at all times after the termination of this Agreement, the Consultant will keep confidential all Confidential Information and will not use, for the benefit of the Consultant or others (except in connection with the business and affairs of the Corporation in the course of providing services hereunder) any Confidential Information and will not disclose any Confidential Information to any person except in the course of providing services under this Agreement to a person who is employed by the Corporation or with the Corporation's prior consent and in accordance with applicable law. The foregoing prohibition will not apply to any Confidential Information if:

(a) The Confidential Information is available to the public or in the public domain at the time of disclosure or use.

(b) Disclosure of the information is required to be made by operation of law, in which case the Consultant will notify the Corporation immediately upon learning of that requirement; or

(c) Disclosure is made with the Corporation's prior written approval.

8.2. Consultant acknowledges that the Confidential Information may be deemed "insider trading" for purposes of Canadian provincial securities laws and United States federal and state securities laws.

8.3. Consultant agrees not to use the Confidential Information in any manner which would violate Canadian provincial, or United States federal or state securities laws, and will indemnify and hold Corporation harmless from any liability caused by the Consultant's use of Confidential Information or trading in Corporation's securities when in possession of Confidential Information.

8.4. Consultant agrees that it shall not, directly or indirectly, and shall procure that is employees, agents and independent contractors do not, directly or indirectly disclose, disseminate, or make use of the Confidential Information for its own benefit or for the benefit of any person or entity other than the Corporation except in accordance with the provisions of this Agreement, and not for any other purpose.

8.5. If the Consultant should ever breach or threaten breach of this agreement, Consultant agrees to pay the Corporation's reasonable legal fees and disbursements incurred in obtaining equitable relief to restrain and enjoin use or disclosure or dissemination of the Confidential Information by the Consultant and by any third party who obtained such Confidential Information, directly or indirectly from Consultant, and to pay adequate compensation to the Corporation for whatever damages are caused by such breach.

9. REGULATORY APPROVALS

9.1. If any of the provisions set out in this Agreement require regulatory approval, the Corporation undertakes to forthwith upon execution of this Agreement make application for such approval. The Consultant shall not be obligated to commence providing services under this agreement until such approvals are obtained. At the option of the Corporation all other provisions of this Agreement that are tied to the date of the Agreement may be extended to the date of said approvals.

10. RELATIONSHIP

10.1. Except to the extent that the Parties otherwise agree in writing, this Agreement does not constitute and shall not be construed as constituting a partnership, joint venture, or employer/employee relationship between the Parties. The Consultant shall at all times remain an independent contractor of the Corporation, and neither party shall represent itself to be a employee of the other, nor assume any obligation or enter into any contract on behalf of the other. Except as required by law or pursuant to this Agreement, neither party shall have any liability or responsibility to the other party for any withholding, collection or payment of income taxes, unemployment insurance, statutory or other taxes.

11. NOTICE

11.1. Any notice or other instrument required or permitted to be given hereunder shall be in writing and may be given by delivery in person or by prepaid registered mail, telex, telegram or telecopy:

(a) In the case of the Corporation, to: 1185 Eglinton Ave. E. Suite 901, Toronto, ON M3C 3C6
Facsimile: 416 352-5950
and

(b) In the case of the Consultant, to: 100 Pico Cres., Thornhill, ON L4J 8P3

provided that if any interruption in the postal service of the jurisdiction of the party giving or receiving any notice is in effect or known to be pending, any such notice or direction as aforesaid shall be given by personal delivery, telex, telegram or telecopy. Any notice or other instrument, if delivered as aforesaid, shall be deemed to have been given on the date of delivery, if given by telex, telegram or telecopy as aforesaid, shall be deemed to have been given on the next business day following the date of sending and, if mailed as aforesaid, shall be deemed to have been given on the fifth business day following the day on which it was mailed. Either party may change its address for service from time to time by notice given in accordance with the foregoing.

12. GENERAL

12.1. The Corporation may assign this Agreement. The Consultant may assign this Agreement with the prior written approval of the Corporation.

12.2. The parties agree that no party may commence or continue any proceedings in any court of law in any jurisdiction to enforce the obligations of any other party to this agreement and no party at any time shall be entitled to commence or continue any proceedings in any court of law in any jurisdiction with respect to any omission of any material fact in this agreement.

12.3. This Agreement shall ensure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Consultant and his successors and permitted assigns.

12.4. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The courts of the Province of Ontario shall have non-exclusive jurisdiction over any dispute arising out of the performance or interpretation of this agreement. The parties submit to the jurisdiction of the courts of the Province of Ontario. Notwithstanding the foregoing, the parties agree that the Consultant's services as director of the Corporation shall at all times be subject to the law governing corporations in Nevada and all other applicable United States and Nevada laws.

12.5. The Consultant agrees that the breach by the Consultant of any provision of this Agreement will cause irreparable damage to the Corporation, and upon any such breach, the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving actual damages.

12.6. The division of this Agreement into sections and the insertion of headings herein are for convenience of reference only and shall not affect the interpretation hereof.

12.7. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceable without invalidating the remaining provisions of this Agreement, and any prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction. For any provision severed there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceeding, to the extent permitted by the applicable law.

12.8. This agreement constitutes the entire agreement between the parties pertaining to the subject matter. There are no warranties, representations or agreements between the parties in connection with the subject matter except as are specifically set out or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by either party or its directors, officers, employees or agents to the other party, or its directors, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there is to be no liability, whether in tort or in contract, assessed in relation to any such representation, opinion, advice or assertion of fact, except to the extent aforesaid.

12.9. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound. The failure of either party at any time to require performance by the other party of any provisions of this Agreement will in no way affect the right of that party to require performance of any provisions. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any breach of any provision of this Agreement be construed as a waiver of any continuing or succeeding breach of such provision unless otherwise expressly provided.

12.10. This Agreement constitutes the entire understanding of the parties relating to the subject matter hereof and replaces all previous agreements, written or oral, between the parties relating to the subject matter hereof.

12.11. All amounts in this Agreement are stated and will be paid in United States currency.

12.12. This Agreement may be executed in any number of counterparts, including facsimile signatures, which shall be deemed as original signatures. All executed counterparts shall constitute one Agreement, notwithstanding that all signatories are not signatories to the original or the same counterpart.

12.13. No presumption shall operate in favour of or against any Party hereto as a result of any responsibility that such Party may have had for drafting this Agreement or any portion thereof.

12.14. Each of the parties hereto acknowledges that it has read and understood the terms of this agreement. Each of the parties acknowledges that such party has been advised to seek independent legal advice with respect to the terms and conditions and effect of this agreement and has received same, or has decided not to seek independent legal advice and to rely on his/her/its own judgment. Each of the parties shall pay all of their own expenses (including solicitors' and accountants' fees) in connection with the negotiation, drafting, and performance of their respective obligations hereunder and the consummation of the transactions contemplated hereby (whether consummated or not).

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and by the hands of their proper officers duly authorized.

DS Consulting

Shuly Kartush

Metropolis Technologies Corp.

Don Ferguson - President

Exhibit 8.1

Date: February 6, 2003

BUSINESS ASSET
SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into by:

A. Basec Development Inc. 142 Castlefield Ave., Toronto, Ontario M4R 1G7, ("SELLER")

and

B. Metropolis Technologies Corp. 1185 Eglinton Ave E. Suite 901, Toronto, Ontario M3C 3C6, ("PURCHASER").

all of the SELLER'S assets and properties pertaining to the business known as "Basec Development Inc.", located at 142 Castlefield Ave Toronto, Ontario M4R1G7. The assets to be conveyed to PURCHASER by SELLER at the closing include all inventory, customer records, materials, supplies, equipment, leasehold improvements, furniture, furnishings, fixtures, transferable licenses, name, telephone numbers, leasehold interest, and other assets used in the business.

This sale does not include the books and records of SELLER, accounts receivable, cash on hand.

See attached Schedule A of Equipment

2. Fifty thousand Dollars ($50,000.00). The total purchase price for the assets to be transferred by SELLER to PURCHASER.

3. **CLOSING**.

This transaction shall close on/about **February 6, 2003.**

4. **LIABILITIES**. PURCHASER shall assume:

Except for such obligations, PURCHASER shall not be obligated and will not assume or become liable for any obligations or liabilities of SELLER. At the closing, all of SELLER's accounts payable, liens, liabilities of any type and other encumbrances of SELLER affecting the business being transferred which are existing on or arise prior to the closing shall be paid from the proceeds of the sale contemplated herein. The parties intend PURCHASER shall acquire ownership of the assets being purchased free and clear of all claims, liens and other encumbrances, except as set forth herein.

5. **CONDITIONS OF ASSETS**.

All assets of SELLER's business being transferred to PURCHASER shall be in good working order at the closing. SELLER shall be responsible for repairing any items found defective prior to the closing.

6. **REPRESENTATIONS OF SELLER**. SELLER represents to PURCHASER that:

6.01 SELLER is in good standing and has the power to sell its assets as provided for herein.

6.02 SELLER is the owner of and has good and marketable title to all of the assets, free and clear of any liens, encumbrances or claims whatsoever, except as set forth in Section 6 above with respect to the existing obligations (if any) to be assumed by PURCHASER.

6.03 SELLER possesses all licenses necessary to operate the business being transferred to PURCHASER.

6.04 There are no judgements, liens, actions or proceedings pending or threatened by or against SELLER.

6.05 The business of SELLER will be conducted up to the date of closing in accordance with all laws, rules and regulations, and SELLER will operate and maintain the business in regular course and not violate the terms of any contracts with third parties.

7. **CONDITIONS TO CLOSING**.

On or prior to the closing, SELLER shall obtain any necessary consents from third parties required for the transfer of the assets to PURCHASER, including, but not limited to, consent from the landlord, if applicable, and consent from any holders of mortgages against the assets of the business being assumed by PURCHASER.

8. AGREEMENT NOT TO COMPETE.

SELLER and all stockholders and/or partners of SELLER shall agree at the closing in writing not to compete with the business being sold to PURCHASER hereunder for a period of ___N/A___ months following the closing date within the area of _N/A__________.

9. INSPECTION OF PROPERTY, BOOKS AND RECORDS.

For a period of ten (10) calendar days following the execution of this Agreement by both parties, PURCHASER shall have the right at mutually agreeable times to inspect the assets and records of SELLER. If PURCHASER is not satisfied with such review, PURCHASER shall have the right to cancel this Agreement for any reason and receive a return of the deposits paid if written notice of PURCHASER's objection is received by SELLER and the BROKER within ten (10) calendar days of the date of this Agreement. Upon any such cancellation, all deposits paid shall be returned to PURCHASER and each of the parties shall have no further obligation to each other.

10. FURTHER COOPERATION.

Each of the parties agrees to take whatever actions as may be necessary to carry out the terms of this Agreement following the closing.

11. DATE OF AGREEMENT.

The date of this Agreement shall be the last date this Agreement is signed by both SELLER and PURCHASER.

12. DEFAULT.

In the event SELLER refuses or is unable to consummate the sale of the assets provided for herein, the earnest money deposit received by the BROKER shall be returned to PURCHASER upon demand. In the event such default of SELLER is intentional, PURCHASER shall be entitled to receive an additional amount equal to fifty (50%) percent of the deposit, as liquidated damages.

In the event PURCHASER fails to complete the purchase after all terms and conditions have been met by SELLER, fifty percent (50%) of the deposits paid by PURCHASER shall be retained by BROKER as liquidated damages, and the remaining fifty percent (50%) shall be paid to SELLER as liquidated damages.

13. SURVIVAL OF REPRESENTATIONS.

All representations, warranties and agreements of the parties contained in this Agreement shall survive the closing.

14. AMENDMENT.

This Agreement may be amended at any time in writing executed by SELLER and PURCHASER; however, no such amendment shall affect the BROKER unless the BROKER joins in the execution of any such amendment.

15. CONTRACT REVIEW.

From the date of execution of this contract, Buyer and Seller shall have FIVE (5) Business days to have this contract, which includes any addenda or amendments to it, reviewed by their respective attorneys to verify that the forms and Language only used herein adequately protects their respective clients and to have the necessary changes made within such time, so long as the substance of and material terms in this contract shall remain unchanged.

16. ATTORNEYS' FEES.

In the event any party shall be forced to retain the services of legal counsel to enforce the terms of this Agreement whether suit be brought or not, the prevailing party shall be entitled to be reimbursed for all attorneys' fees and court costs incurred.

17. EFFECT OF OFFER.

The offer by PURCHASER hereunder shall be in effect for ____N/A__
___(_) hours after execution by PURCHASER. If SELLER has not accepted this Agreement by such time, the deposit paid shall be returned to PURCHASER on demand and all rights of PURCHASER under this Agreement terminated.

18. OTHER

WITNESS: LAURA BELL

Bell

WITNESS: LAURA BELL.

Bell

PURCHASER:
Metropolis Technologies Corp.

Don Ferguson

Date: February 6, 2003

SELLER:
Basec Development Inc.

Eamonn Flynn

Date: February 6, 2003

Schedule A

BASEC DEVELOPMENT INC.
ASSET LIST
as at February 6, 2003.

HP Netserver	$15,000
IBM eServer	$20,000
Xerox Photo Copier	$3,000
HP Colour Printer	$7,000
Xerox DocuTech Printer	$5,000

Total Fair Market Value:	$50,000.00 USD

Exhibit 11.1

Jonathan D. Leinwand, P.A.

12955 Biscayne Blvd.
Suite 328
North Miami, FL 33181
Tel: (305) 981-4524
Fax: (954) 252-4265

E-mail: jonathan@jdlpa.com

March 28, 2003

Don Daniel Lee Ferguson, President
Metropolis Technologies Corp
2384 Yonge Steet, Suite 1232
Toronto, ON M4P 3E4

Dear Mr. Ferguson:

In connection with the registration pursuant to Regulation A under the Securities Act of 1933 (the "Act") of 12,500,000 shares (the "Securities") of Common Stock, par value $.001 per share, of Metropolis Technologies Corp., a Nevada corporation (the "Company"), we, as your counsel, have examined such corporate records and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. We have also relied upon representations of the corporation. Upon the basis of such examination, we advise you that, in our opinion:

The Securities have been validly issued and are fully paid and nonassessable.

The foregoing opinion is limited to the Federal laws of the United States, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Securities and to the reference to us under the heading "Validity of Common Stock" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very Truly Yours,

JONATHAN D. LEINWAND, P.A.

By: ______________________
JONATHAN D. LEINWAND, ESQ.